SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE LAUNCHES NEW U.K. SHORTCODE TO ENABLE

SNIPPCHECK RECEIPT PROCESSING PROGRAMS VIA TEXT SUBMISSION

September 28th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rewards, rebates and loyalty solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announced the launch its new short code, 63000 in the UK with extensive MMS capabilities.

With the launch of its new short-code, supported by all major U.K. carriers, the company is able to offer U.K. clients the full range of SnippCheck receipt processing functionality. Clients can now launch purchase-linked promotions whereby their consumers can take a photo of their receipt and submit it for validation via picture text messaging (MMS), in addition to other submission channels such as email and web upload. In addition to receipt processing, Snipp also leverages MMS for a variety of other promotion types including scavenger hunts, photo contests and photo booth programs.

Adam Doran, MD of Snipp UK, said, “Snipp has run hundreds of very successful campaigns using short codes and MMS in the United States; with the launch of this service in the UK, we look forward to implementing innovative and exciting receipt recognition programs for brands and retailers in this market. The big advantage of picture text messaging is that virtually everyone can participate in a program, and without needing to download an app to do so.”

Mobile messaging still remains the dominant method of mobile interactivity, with the technology being supported by over 99% of all phones as well as on every carrier. The short code entry method takes messaging interactivity to new heights through text and picture messaging and allows for innovative solutions in the field of promotions, loyalty, rebate processing, couponing and brand interactivity without the need for a custom application.

Visit the website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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